
03000754



Camco Financial Corporation

2002 Annual Report

Safe Harbor Statement: Certain statements contained in this presentation constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on current expectations, estimates, forecasts and projections of future company or industry performance based on management's judgement, beliefs, current trends and market conditions. Forward-looking statements made or to be made by or on behalf of the company may be identified by the use of words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Actual outcomes and results may differ materially from what is expressed, forecast or implied in the forward-looking statements. The company undertakes no obligations to update any forward-looking statements, whether as a result of new information, future events or otherwise. For more details, please refer to Camco's SEC filings, including its most recent Annual Report on Form 10-K and quarterly reports on Form 10-Q.



Financial Highlight Graphs


NET EARNINGS
2002
$10,005
2001
$8,544
2000
$7,652
1999
$5,940
1998
$7,004
$0
$2,000
$4,000
$6,000
$8,000
$10,000
$12,000
Thousands


SHAREHOLDERS' EQUITY
2002
$98.6
2001
$95.2
2000
$78.7
1999
$62.6
1998
$60.1
$0.0
$20.0
$40.0
$60.0
$80.0
$100.0
$120.0
Millions


ASSETS
2002
$1,083.2
2001
$1,102.7
2000
$1,037.9
1999
$813.5
1998
$637.1
$0.0
$200.0
$400.0
$600.0
$800.0
$1,000.0
$1,200.0
Millions


EARNINGS PER SHARE
2002
$1.27
2001
$1.20
2000
$1.11
1999
$1.04
1998
$1.22
$0.00
$0.20
$0.40
$0.60
$0.80
$1.00
$1.20
$1.40


EFFICIENCY RATIO
2002
57.45%
2001
60.13%
2000
61.81%
1999
64.88%
1998
60.46%
52.00%
54.00%
56.00%
58.00%
60.00%
62.00%
64.00%
66.00%


LOAN LOSS RESERVES\LOANS
2002
0.73%
2001
0.50%
2000
0.31%
1999
0.26%
1998
0.33%
0.00%
0.10%
0.20%
0.30%
0.40%
0.50%
0.60%
0.70%
0.80%
To Net Loans


TOTAL LOAN ORIGINATIONS
2002
$575.4
2001
$361.6
2000
$362.0
1999
$361.0
1998
$410.0
$0.0
$100.0
$200.0
$300.0
$400.0
$500.0
$600.0
$700.0
Millions



Message to Shareholders for 2002



Dear Fellow Shareholder:

Camco Financial Corporation enjoyed record earnings in 2002.

We were able to accomplish this while managing through a difficult economic environment that may continue to affect our communities in 2003. Our 2002 net earnings of $10.0 million compares to $8.5 million for 2001—a 17.1% increase. Basic earnings per share for 2002 of $1.27 compares to $1.20 for 2001. We again increased cash dividends in 2002. Because we believed the market price of our shares represented a good investment value, we repurchased 445,975 shares during the year and still maintained a strong capital ratio in excess of 9%. Our stock price rose nearly 12% in 2002 and together with cash dividends, provided a total return of over 16% to shareholders. This improvement occurred in a market that was depressed with most major stock indices recording declines. All this added up to comparatively good financial results in 2002.

Clearly an important accomplishment last year was building a new retail delivery foundation with the consolidation of our banking franchises. This will allow Camco to capitalize on operational efficiencies when delivering its ***AdvantageBanking***[SM] line of products and services. The final phase of this consolidation is ongoing as we bring all our banking divisions under the Advantage Bank brand and integrate our mortgage-banking subsidiary Camco Mortgage Corporation, into the bank as loan origination offices. These Advantage Bank loan origination offices will provide valuable footholds in new markets as was the case last year in Dover, Ohio, where we opened a full service retail banking center after years of good work by our mortgage banking folks.

As we accomplish the common branding of Advantage Bank throughout the company, we will soon introduce ***AdvantageBank.com*** to offer Internet banking services to customers providing them even more relationship value. A central theme of ***AdvantageBanking***[SM] is providing customers easy access to account information and financial services. In addition to our strategy of developing broader banking relationships within our existing geographic customer bases of Northeast Ohio, Central Ohio, and Cincinnati/Northern Kentucky, we continue to remain alert for acquisition opportunities.

Another fundamentally important initiative on which we continue to work is moving our balance sheet from one historically dependent on higher cost certificates of deposit funding single family home loans to one with lower cost checking and money market accounts funding more interest rate responsive business and commercial real estate loans. In 2002 we had solid increases in money market and checking account balances and, with the addition of experienced commercial lending staff, closed more than $40 million in commercial loan product compared to $10 million in 2001.



Becoming more full-service, community bank oriented further compliments our relationship banking strategy.

Fulfilling our community bank role, we attained record levels of loan production in 2002, as shown in Chart A, as interest rates dropped to levels not seen in 40 years. These loans were primarily fixed rate home loans and



Chart A - Loan Production
$400
$300
$200
$100
$0
Millions
2000
2001
2002
Residential
Consumer
Commercial

were predominately sold to reduce interest rate risk that could reduce future earnings and negatively impact the value of the company. The other side of that coin is that this heavy volume of refinancing continues to shrink our loan portfolio as homeowners refinance their mortgage loans. Our strategy has been to reduce long-term interest rate risk in our balance sheet expecting interest rates to rise at some point from these historically low levels. We have accomplished that objective and continue to build lending capacity in our targeted markets.

Growing loan assets and implementing the above described deposit initiatives will allow our people to focus on one central goal for 2003—to grow revenues from net interest margin and non-interest income. We made good progress last year wringing out operating expenses as measured by our efficiency ratio and will continue working to improve the types of efficiencies a $1 billion bank can obtain. But consistently growing the revenue line will be our primary focus.



Chart B - Efficiency Ratio
66%
64%
62%
60%
58%
56%
54%
52%
64.88%
61.81%
60.13%
57.45%
1999
2000
2001
2002

These more difficult economic times usually lead, not surprisingly, to higher loan delinquencies, foreclosures, bankruptcies and, eventually, charge-offs. We will not be an exception. Taking loan risk is a basic activity of a community bank. Last year we added $1.2 million to our loan loss reserves—a 54% increase over 2001, added more collection staff and installed new technology to improve our collection productivity for the inevitable loan problems we will experience. We expect charge-offs to go up in 2003 in line with, but not worse than our Midwest banking peers. We will make additions to our reserves consistent with our loan portfolio profile and board-approved loan classification policies.

Your Board of Directors had a busy and productive year working through the much-publicized - issues of corporate governance. They established a Corporate Governance Committee of independent, outside directors to,



among other things, evaluate the performance and conduct the annual review of your Chairman and CEO. This important new committee will review corporate policies for compliance with governance issues and conduct the nominating process for board members.

Notwithstanding the challenges a new year inevitably brings, our staff is ready to tackle 2003. We all know we must continue to improve our financial performance, focus on our customers and work on implementing change. We strive to produce better performance for our shareholders than we produced in 2002, even though our performance is on par with the average of all publicly traded banks in Ohio.

Our employees are the folks who make the difference in the implementation of our plans which benefit all shareholders. Significantly, our employees and directors own approximately 12% of Camco and we think that makes us all work harder for improved results; not just financial results but as a team of people working together to improve our company for its stakeholders. You can visualize these stakeholders when you look at our logo and see the four parts of the Camco "star" –


Shareholders
Employees
Customers
Communities

I offer my sincere appreciation to all these stakeholders for their continued investment and trust in Camco Financial Corporation.

Sincerely,

Camco Financial Corporation
Richard C. Baylor
President & CEO
April 2003



Board of Directors - Camco Financial Corporation/*AdvantageBank*



Larry A. Caldwell
Chairman
of the Board



Dr. Samuel W. Speck
Director
Ohio Department of
Natural Resources

Chair - Corporate
Governance Committee



Kenneth R. Elshoff
Retired President
The Ohio League
of Financial
Institutions



Richard C. Baylor
President/CEO



Paul D. Leake
Retired President
& CEO
First Bank
For Savings
of Ashland, KY



Carson K. Miller
Retired President
Washington State
Community College

Chair - Executive
Loan Committee



Susan J. Insley
Executive Vice
President and
a Principal of
Cochran Public
Relations

Chair - Compensation
Committee



Eric G. Spann
Manufacturing
General Manager,
Household Products
Europe
Colgate Palmolive



Robert C. Dix, Jr.
Publisher
The Daily
Jeffersonian



Jeffrey T. Tucker, CPA
Partner
Tucker & Tucker

Chair - Audit
Committee



Terry A. Feick
Retired Superintendent
Washington Court
House Public Schools

A Special Note of Thanks

We acknowledge, with sincere and deep appreciation, the valued contributions of two retiring directors - Kenneth R. Elshoff and Eric G. Spann.

We extend our heartfelt thanks to each of them for their vision, counsel and leadership.

Ken joined the Board in 1997 and Rick in 1996, each have left a corporate and personal legacy to be admired and respected.

Larry A. Caldwell,
Chairman of the Board

Richard C. Baylor,
President/CEO



Corporate Information/Market Area

Camco Financial Corporation, holding company for Advantage Bank, is a $1.1 billion multi-state thrift holding company headquartered in Cambridge, Ohio. Advantage Bank and its affiliates offer community banking, mortgage banking and title services from 35 offices in 26 communities in Ohio, Kentucky and West Virginia. Camco Financial Corporation has a proud heritage of community banking. We formed Camco Financial Corporation for the purpose of becoming a bank holding company for Cambridge Savings Bank, then our flagship bank, over thirty years ago. Today, Camco operates ***AdvantageBank***, through its six division banks in three states and Camco Mortgage Corporation and Camco Title Insurance Agency, Inc.

Our Mission Statement

Camco Financial Corporation is committed to the ideals of community-based financial services through its subsidiaries and is dedicated to:

- Enhancing shareholder value primarily through profitable operations;
- Providing a work environment that exemplifies integrity and rewards excellent performance;
- Offering products and services that meet and exceed the financial service needs of residents and businesses;
- Investing our human and financial resources to improve the quality of life in the communities we serve; and
- Realizing prudent growth from new or existing subsidiaries and from merger & acquisition activities.


Corporate Head Quarters
Banking Offices
Title Offices
Loan Production Offices

OHIO

WEST VIRGINIA

KENTUCKY



http://www.advantagebank.com

click here for convenience...advantagebank.com

Beginning in the second quarter of 2003 you will be able to do your banking any time, anywhere you have access to a computer - your home, away at a hotel on a laptop, on vacation - even at the library!


AdvantageBank
-LOGIN-
Online Banking
Business Banking
Monday January 20, 2003
Welcome to AdvantageBank Online!
Online Services
AdvantageBanking
AdvantageLoans
Camco Financial
Privacy Policy
Locations
Home
Pay bills online and access your account information 24/7. Learn more.
A Camco Financial Company
NASDAQ: CAFI
MEMBER FDIC

You can transfer money between your accounts, make loan payments and even pay your bills from the comfort of your home computer. **advantagebank.com** lets you do it all - and it's only a click away! Convenience at your fingertips!

advantagebank.com offers both retail and commercial customers many options! Retail customers will be able to verify balances, view and print online statements of accounts, view account summaries, detail and histories, along with the ability to sign up for *AdvantageBill Pay*. With *AdvantageBill Pay*, customers can schedule payments, view pending and past payments. All this convenience, without writing checks.

Commercial customers will have greater control and more access to their accounts and information allowing them to manage their businesses more efficiently. They will be empowered to manage their business finances 24 hours a day, 7 days a week from any remote location. Customers will be attracted to the ease and simplicity of *AdvantageBusiness*℠ Cash Management for services such as funds transfers, account reconciliation, paying bills, customized reporting and more. They will enjoy reduced transaction costs, easy-to-use software, rapid installation and 24 x 7 support, along with full security with levels of security for individuals, online services such as statements and copies of checks. The *AdvantageBusinessBill Pay* feature makes it easy for your company to pay bills.

Be sure to ask about **advantagebank.com** next time you visit one of our offices!



Selected Consolidated Financial Information

The following tables set forth certain information concerning the consolidated financial position and results of operations of Camco for the periods indicated. This selected consolidated financial data should be read in conjunction with the consolidated financial statements appearing elsewhere in this report.

SELECTED CONSOLIDATED FINANCIAL DATA:[1]

	At December 31, 2002	2001	2000	1999	1998
			(In thousands)		
Total amount of:					
Assets	$1,083,240	$1,102,652	$1,037,856	$813,482	$637,135
Interest-bearing deposits in other financial institutions	36,807	89,299	4,916	247	22,609
Investment securities available for sale - at market	38,789	305	309	273	1,292
Investment securities held to maturity	5,368	18,872	16,672	16,864	10,962
Mortgage-backed securities available for sale - at market	97,332	6,975	9,850	6,475	3,476
Mortgage-backed securities held to maturity	20,000	30,765	5,273	5,944	5,019
Loans receivable - net [2]	796,958	871,446	930,672	726,225	548,669
Deposits	694,072	730,075	632,288	461,787	443,227
FHLB advances and other borrowings	276,276	258,850	313,471	279,125	125,483
Stockholders' equity - substantially restricted	98,601	95,171	78,750	62,609	60,139

SELECTED CONSOLIDATED OPERATING DATA: [1]

	At December 31, 2002	2001	2000	1999	1998
			(In thousands)		
Total interest income	$66,002	$74,372	$75,671	$51,093	$44,283
Total interest expense	38,556	48,433	49,609	29,907	24,852
Net interest income	27,446	25,939	26,062	21,186	19,431
Provision for losses on loans	1,169	759	568	247	250
Net interest income after provision for losses on loans	26,277	25,180	25,494	20,939	19,181
Other income	10,100	7,153	5,536	5,190	7,552
General, administrative and other expense	21,682	18,948	19,530	17,113	16,319
Restructuring charges (credits) related to charter consolidation	(112)	950	-	-	-
Earnings before federal income taxes	14,807	12,435	11,500	9,016	10,414
Federal income taxes	4,802	3,891	3,848	3,076	3,410
Net earnings	$10,005	$ 8,544	$ 7,652	$ 5,940	$ 7,004
Earnings per share: [3]					
Basic	$1.27	$1.20	$1.11	$1.04	$1.22
Diluted	$1.25	$1.19	$1.10	$1.02	$1.19

	At December 31, 2002	2001	2000	1999	1998
			(In thousands)		
Return on average assets [4]	0.92%	0.80%	0.83%	0.82%	1.16%
Return on average assets excluding restructuring charges [4]	0.90	0.86	0.83	0.82	1.16
Return on average equity [4]	10.33	9.83	10.83	9.68	12.13
Return on average equity excluding restructuring charges [4]	10.17	10.54	10.83	9.68	12.13
Average equity to average assets [4]	8.86	8.13	7.64	8.46	9.56
Dividend payout ratio [5]	41.34	40.00	43.24	44.37	31.23

---

(1) The information as of December 31, 2001 reflects the acquisition of Columbia Financial. The information as of December 31, 2000 reflects the acquisition of Westwood Homestead Financial Corporation. These combinations were accounted for using the purchase method of accounting.

(2) Includes loans held for sale.

(3) Earnings per share has been adjusted to give effect to a 5% stock dividend which was effected during the year ended December 31, 1999.

(4) Ratios are based upon the mathematical average of the balances at the beginning and the end of the year.

(5) Represents dividends per share divided by basic earnings per share.



Description of Business

Camco Financial Corporation ("Camco") is a savings and loan holding company which was organized under Delaware law in 1970. Camco is engaged in the financial services business in Ohio, Kentucky and West Virginia, through its wholly-owned subsidiaries, Advantage Bank and Camco Title Insurance Agency, Inc., and its second-tier subsidiary, Camco Mortgage Corporation ("CMC"). In June 2001, Camco completed a reorganization in which it combined its banking activities under one Ohio savings bank charter known as Advantage Bank. Prior to the reorganization, Camco operated five separate banking subsidiaries (Cambridge Savings Bank, Marietta Savings Bank, First Savings Bank, First Bank for Savings and Westwood Homestead Savings Bank) serving distinct geographic areas. The branch office groups in each of the regions previously served by the five subsidiary banks now operate as divisions of Advantage Bank ("Advantage" or the "Bank").

During the periods for which financial information is presented in this annual report, Camco completed several business combinations. In 1998, Camco acquired GF Bancorp, Inc., and its wholly-owned subsidiary, Germantown Federal Savings Bank, in a combination accounted for as a pooling-of-interests. Accordingly, the financial information for 1998 had previously been restated to give effect to the combination as of January 1, 1998. During 2000, Camco completed a business combination with Westwood Homestead Financial Corporation and its wholly-owned subsidiary, Westwood Homestead Saving Bank. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated. In November 2001, Camco completed a business combination with Columbia Financial of Kentucky, Inc., and its wholly-owned subsidiary, Columbia Federal Savings Bank. The acquisition was accounted for using the purchase method of accounting and, therefore, the financial statements for prior periods have not been restated.

Advantage Bank is regulated by the Ohio Department of Financial Institutions, Division of Savings Banks (the "Division"), and the Federal Deposit Insurance Corporation (the "FDIC"), as its primary regulators. Advantage Bank is a member of the Federal Home Loan Bank (the "FHLB") of Cincinnati and its deposit accounts are insured up to applicable limits by the Savings Association Insurance Fund (the "SAIF") administered by the FDIC. Camco is regulated by the Office of Thrift Supervision (the "OTS") as a savings and loan holding company.

Camco's primary lending activities include the origination of conventional fixed-rate and variable-rate mortgage loans for the acquisition, construction or refinancing of single-family homes located in Camco's primary market areas. Camco also originates construction and permanent mortgage loans on condominiums, two- to four-family, multi-family (over four units) and nonresidential properties. In addition to mortgage lending, Camco makes a variety of commercial and consumer loans.

The financial statements for Camco and its subsidiaries are prepared on a consolidated basis. The principal source of revenue for Camco on an unconsolidated basis has historically been dividends from the Bank. Payment of dividends to Camco by the Bank is subject to various regulatory restrictions and tax considerations.



Stock Information

At December 31, 2002, Camco had 7,688,886 shares of common stock outstanding and held of record by approximately 2,108 stockholders. Price information for Camco's common stock is quoted on The Nasdaq National Market ("Nasdaq") under the symbol "**CAFI**." The table below sets forth the high and low trade information for the common stock of Camco, together with the dividends declared per share of common stock, for each quarter of 2002, 2001 and 2000.

Year ended December 31, 2002	High	Low	Cash dividends declared
Quarter ending:			
December 31, 2002	$14.30	$12.95	$0.135
September 30, 2002	14.75	13.13	0.135
June 30, 2002	14.61	13.00	0.130
March 31, 2002	13.35	12.10	0.125
Year ended December 31, 2001			
Quarter ending:			
December 31, 2001	$13.00	$10.95	$0.1200
September 30, 2001	13.75	12.01	0.1200
June 30, 2001	12.58	10.60	0.1200
March 31, 2001	11.38	9.44	0.1200
Year ended December 31, 2000			
Quarter ending:			
December 31, 2000	$10.62	$ 8.52	$0.1200
September 30, 2000	10.38	8.18	0.1200
June 30, 2000	9.64	8.31	0.1200
March 31, 2000	9.51	7.67	0.1200



Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

Since its incorporation in 1970, Camco has evolved into a full-service provider of financial products to the communities served by Advantage Bank. Utilizing a common marketing theme based on Camco's commitment to personalized customer service, Camco and its affiliates have grown from $22.4 million of consolidated assets in 1970 to $1.1 billion of consolidated assets at December 31, 2002. Camco's rate of growth is largely attributable to its acquisitions of Marietta Savings, First Savings, First Bank for Savings, Germantown Federal, Westwood Homestead and Columbia Savings and its continued expansion of product lines from the limited deposit and loan offerings which the Bank could offer in the heavily regulated environment of the 1970s to the wider array of financial service products that commercial banks traditionally offered. Additionally, Camco has enhanced its operational growth by integrating its residential lending function through establishing mortgage-banking operations in the Bank's primary market areas and, to a lesser extent, by chartering a title insurance agency.

Management believes that continued success in the financial services industry will be achieved by those institutions with a rigorous dedication to building value-added customer-oriented organizations. Toward this end, each of the Bank's divisions have the ability to make local decisions for customer contacts and services, however back-office operations are consolidated and centralized. Based on consumer preferences, the Bank's management designs financial service products with a view towards differentiating each of the constituent divisions from its competition. Management believes that the Bank divisions' ability to rapidly adapt to consumer needs and preferences is essential to them as community-based financial institutions competing against the larger regional and money-center bank holding companies.

Camco's profitability depends primarily on its level of net interest income, which is the difference between interest income on interest-earning assets, principally loans, mortgage-backed securities and investment securities, and interest expense on deposit accounts and borrowings. In recent years, Camco's net earnings have also been heavily influenced by its level of other income, including mortgage banking income and other fee income. Camco's operations are also affected by general, administrative and other expenses, including employee compensation and benefits, occupancy expense, data processing, franchise taxes, advertising, other operating expenses and federal income tax expense.



Discussion of Financial Condition Changes from December 31, 2001 to December 31, 2002

At December 31, 2002, Camco's consolidated assets totaled $1.08 billion, a decrease of $19.4 million, or 1.8%, from the December 31, 2001 total. The decrease in total assets was comprised primarily of a decrease in loans receivable and a decrease in cash and cash equivalents, which were partially offset by increases in investment securities and mortgage-backed securities. During 2002, Camco continued to experience a high rate of loan refinance activity as the interest rate environment remained at almost unprecedented lows. Management elected to invest proceeds from loan repayments generally into investment and mortgage-backed securities designated as available for sale, which offered higher yields than short-term alternatives.

Cash and interest-bearing deposits in other financial institutions totaled $57.0 million at December 31, 2002, a decrease of $47.9 million, or 45.7%, from December 31, 2001 levels. Investment securities totaled $44.2 million at December 31, 2002, an increase of $25.0 million, or 130.3%, over the total at December 31, 2001. Investment securities purchases were comprised of $63.1 million of intermediate-term U.S. Government agency obligations, $43.1 million of which were callable, with an average yield of 3.41%, and $2.9 million in municipal securities. Such purchases were partially offset by $41.3 million of maturities of securities during the year.

Mortgage-backed securities totaled $117.3 million at December 31, 2002, an increase of $79.6 million, or 210.9%, over December 31, 2001. Mortgage-backed securities purchases totaled $113.1 million, while principal repayments totaled $34.4 million during the year ended December 31, 2002. Purchases of mortgage-backed securities during the year were comprised primarily of balloon and ten-year amortizing U.S. Government agency securities yielding 5.02%, which were classified as available for sale. Purchases of investment and mortgage-backed securities were funded primarily with proceeds from loan principal repayments and excess liquidity.

Loans receivable and loans held for sale totaled $797.0 million at December 31, 2002, a decrease of $74.5 million, or 8.5%, from the total at December 31, 2001. The decrease resulted primarily from loan sales of $240.5 million and principal repayments of $408.4 million, which were partially offset by loan disbursements of $572.3 million and purchases of $3.2 million. Loan origination volume, including purchases of loans, during 2002 exceeded 2001 volume by $213.8 million, or 59.1%, which was primarily attributable to an increase in refinancing activity following the decreases in the overall level of long-term interest rates during the two year period ended December 31, 2002.

The allowance for loan losses totaled $5.5 million and $4.3 million at December 31, 2002 and 2001, respectively, representing 40.3% and 54.0% of nonperforming loans at those dates. Nonperforming loans (90 days or more delinquent plus nonaccrual loans) totaled $13.6 million and $7.9 million at December 31, 2002 and 2001, respectively, constituting 1.71% and .90% of total net loans, including loans held for sale, at those dates. At December 31, 2002, nonperforming loans were comprised of $10.2 million of loans secured by one- to four-family residential real estate, $2.5 million of loans secured by multi-family and nonresidential real estate, $165,000 of commercial loans and $713,000 of consumer and other loans. Although management believes that its allowance for loan losses at December 31, 2002, is adequate based upon the available facts and circumstances, there can be no assurance that additions to such allowance will not be necessary in future periods, which could adversely affect Camco's results of operations.

Deposits totaled $694.1 million at December 31, 2002, a decrease of $36.0 million, or 4.9%, from December 31, 2001 levels. The decrease resulted primarily from management's decision not to aggressively bid on certificates of deposit which matured during 2002, due to the current low interest rate environment. While management has generally pursued a strategy of moderate growth in the deposit portfolio, Advantage has not historically engaged in sporadic increases or decreases in interest rates offered, nor has it offered the highest interest rates available in its market areas. Advances from the Federal Home Loan Bank ("FHLB") increased by $17.4 million, or 6.7%, to a total of $276.3 million at December 31, 2002.

Stockholders' equity totaled $98.6 million at December 31, 2002, a $3.4 million, or 3.6%, increase over December 31, 2001. The increase resulted primarily from net earnings of $10.0 million, proceeds from the exercise of stock options of $2.1 million and a $2.0 million increase in the unrealized gains on available for sale securities, which were partially offset by dividends of $4.1 million and purchases of treasury shares totaling $6.3 million.



The Bank is required to maintain minimum regulatory capital pursuant to federal regulations. During 2002, management was notified by its supervisory regulators that Advantage was categorized as well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2002, the Bank's regulatory capital exceeded all regulatory capital requirements.

Comparison of Results of Operations for the Years Ended December 31, 2002 and December 31, 2001

General. Camco's net earnings for the year ended December 31, 2002, totaled $10.0 million, an increase of $1.5 million, or 17.1%, over the $8.5 million of net earnings reported in 2001. The increase in earnings was primarily attributable to a one-time charge of $950,000 in pre-tax expense related to the consolidation of the bank charters in the 2001 period and the recognition of a $112,000 reversal of this restructuring charge during the 2002 period. Additionally, net interest income increased by $1.5 million and other income increased by $2.9 million, while the provision for losses on loans increased by $410,000, general, administrative and other expense increased by $2.7 million (excluding the effects of the restructuring charge) and the provision for federal income taxes increased by $911,000.

Income and expenses for 2002 include the effects of the acquisition of Columbia Financial, which was acquired by Camco in November 2001 in a transaction accounted for using the purchase method of accounting.

Net Interest Income. Total interest income for the year ended December 31, 2002, amounted to $66.0 million, a decrease of $8.4 million, or 11.3%, compared to 2001, generally reflecting the effects of a decrease of 110 basis points in the average yield, from 7.49% in 2001 to 6.39% in 2002, which was partially offset by a $39.4 million, or 4.0%, increase in the average balance of interest-earning assets outstanding year to year.

Interest income on loans totaled $57.5 million for the year ended December 31, 2002, a decrease of $12.0 million, or 17.3%, from the comparable 2001 total. The decrease resulted primarily from a $77.7 million, or 8.7%, decrease in the average balance outstanding and a 72 basis point decrease in the average yield to 7.07% in 2002. Interest income on mortgage-backed securities totaled $4.5 million for the year ended December 31, 2002, a $3.5 million, or 327.1%, increase over the 2001 period. The increase was due primarily to an $81.6 million, or 439.7%, increase in the average balance outstanding, which was partially offset by a 119 basis point decrease in the average yield to 4.52% in 2002. Interest income on investment securities increased by $849,000, or 122.0%, due primarily to a $22.3 million increase in the average balance outstanding year to year, which was partially offset by a 144 basis point decline in the average yield to 4.55% in the 2002 period. Interest income on other interest-earning assets decreased by $700,000, or 22.2%, due primarily to a decrease in the yield of 150 basis points to 2.88% in 2002, which was partially offset by a $13.1 million, or 18.2%, increase in the average balance outstanding year to year.

Interest expense on deposits totaled $23.1 million for the year ended December 31, 2002, a decrease of $8.3 million, or 26.4%, compared to the year ended December 31, 2001, due primarily to a 151 basis point decrease in the average cost of deposits, to 3.40% for 2002, which was partially offset by a $39.2 million, or 6.1%, increase in the average balance of interest-bearing deposits outstanding year to year. Interest expense on borrowings totaled $15.5 million for the year ended December 31, 2002, a decrease of $1.6 million, or 9.4%, from the 2001 period. The decrease resulted primarily from a $15.1 million, or 5.4%, decrease in the average balance outstanding year to year and a 26 basis point decrease in the average rate, to 5.83% in 2002. Decreases in the level of average yields on interest-earning assets and average cost of interest-bearing liabilities were due primarily to the overall decrease in interest rates in the economy during 2001 and 2002.

As a result of the foregoing changes in interest income and interest expense, net interest income increased by $1.5 million, or 5.8%, to a total of $27.4 million for the year ended December 31, 2002. The interest rate spread increased to approximately 2.30% at December 31, 2002, from 2.22% at December 31, 2001, while the net interest margin increased to approximately 2.66% for the year ended December 31, 2002, compared to 2.61% for the 2001 period.



Provision for Losses on Loans. A provision for losses on loans is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Bank, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to the Bank's market areas, and other factors related to the collectibility of the Bank's loan portfolio. Based upon an analysis of these factors, management recorded a provision for losses on loans totaling $1.2 million for the year ended December 31, 2002, an increase of $410,000, or 54.0%, over the provision recorded in 2001. The 2002 provision generally reflects the $5.7 million increase in the level of nonperforming loans. The provision also reflects the increasing percentage of loans secured by nonresidential real estate and consumer loans in relation to total loans during 2002. Management believes all nonperforming loans are adequately collateralized, however, there can be no assurance that the loan loss allowance will be adequate to absorb losses on known nonperforming assets or that the allowance will be adequate to cover losses on nonperforming assets in the future.

Other Income. Other income totaled $10.1 million for the year ended December 31, 2002, an increase of $2.9 million, or 41.2%, compared to 2001. The increase in other income was primarily attributable to a $1.0 million, or 22.2%, increase in gains on sale of loans, a $1.6 million increase in loan servicing fees and an increase of $262,000, or 8.4%, in late charges, rent and other. The increase in loan servicing fees was due primarily to a decrease in the level of amortization of mortgage servicing rights and due to the effects of a $1.3 million valuation allowance to recognize impairment on mortgage servicing rights recorded in the 2001 period, $640,000 of which was recovered in 2002, based upon the Corporation's ongoing fair value analysis of the mortgage servicing rights asset. The increase in gain on sale of loans was due primarily to an increase in the volume of loans sold of $25.3 million, or 11.7%, over the volume of loans sold in 2001. The increase in late charges, rent and other was due primarily to an increase in insurance fees, title premiums and other fees on loans and deposit transactions.

General, Administrative and Other Expense. General, administrative and other expense totaled $21.6 million for the year ended December 31, 2002, an increase of $1.7 million, or 8.4%, compared to 2001. The increase in general, administrative and other expense was due primarily to an increase of $2.3 million, or 28.9%, in employee compensation and benefits, a $287,000, or 9.0%, increase in occupancy and equipment, and an increase of $691,000, or 15.1%, in other operating expense, which were partially offset by the effects of a nonrecurring restructuring charge totaling $950,000 recorded in 2001 and the $112,000 restructuring credit recognized in 2002, as well as a $297,000, or 26.6% decrease in franchise taxes, a $167,000, or 12.4%, decrease in data processing and a $150,000 decrease in goodwill amortization. The increase in employee compensation and benefits was due primarily to the acquisition of the Columbia division, an increase in management staffing levels, an increase in incentive compensation and other benefit plan costs and normal merit compensation increases, which were partially offset by an increase in deferred loan origination costs related to the increase in lending volume year to year. Camco increased its management staffing complement year to year as it continues to implement its corporate strategy following the 2001 restructuring plan. The increase in occupancy and equipment resulted primarily from the inclusion of Columbia. The increase in other operating expense was due primarily to costs incurred at the Columbia division and increases in legal expense, costs associated with real estate acquired through foreclosure, office supplies and costs associated with the increase in lending volume year to year. The decrease in franchise tax expense reflects the effects of refund claims on prior year tax filings. The decrease in data processing was due primarily to efficiencies realized related to the consolidation of the Bank charters. The decrease in goodwill amortization was due to the adoption of SFAS No. 142, a new accounting standard which eliminates goodwill amortization. The restructuring credit resulted from severance charges recorded in 2001 that were not utilized due primarily to early terminations.

Federal Income Taxes. The provision for federal income taxes totaled $4.8 million for the year ended December 31, 2002, an increase of $911,000, or 23.4%, compared to the provision recorded in 2001. This increase was primarily attributable to a $2.4 million, or 19.1%, increase in pre-tax earnings year to year and the 2001 receipt of refunds claimed for prior years' tax liabilities. The effective tax rate amounted to 32.4% and 31.3% for the years ended December 31, 2002 and 2001, respectively.



Comparison of Results of Operations for the Years Ended December 31, 2001 and December 31, 2000

General. Increases in the level of income and expenses during the year ended December 31, 2001, compared to 2000, include the effects of the acquisition of Columbia Financial, which was acquired by Camco in November 2001 in a transaction accounted for using the purchase method of accounting.

Camco's net earnings for the year ended December 31, 2001, totaled $8.5 million, an increase of $892,000, or 11.7%, over the $7.7 million of net earnings reported in 2000. The increase in earnings was primarily attributable to a $1.6 million increase in other income, which was partially offset by a $123,000 decrease in net interest income, a $191,000 increase in the provision for losses on loans, an increase in general, administrative and other expense of $368,000 and a $43,000 increase in the provision for federal income taxes.

Net Interest Income. Total interest income for the year ended December 31, 2001, amounted to $74.4 million, a decrease of $1.3 million, or 1.7%, compared to 2000, generally reflecting the effects of a decrease of 37 basis points in the average yield, from 7.86% in 2000 to 7.49% in 2001, which was partially offset by a $30.7 million, or 3.2%, increase in the average balance of interest-earning assets outstanding year to year. The acquisition of Columbia Financial accounted for approximately $1.2 million of interest income recorded during 2001.

Interest income on loans and mortgage-backed securities totaled $70.5 million for the year ended December 31, 2001, a decrease of $2.1 million, or 2.9%, compared to the 2000 total. The decrease resulted primarily from a $9.4 million, or 1.0%, decrease in the weighted-average balance outstanding and a 15 basis point decrease in the average yield, to 7.75% in 2001. Interest income on investments and interest-bearing deposits increased by $825,000, or 27.3%, due primarily to a $40.0 million, or 91.7%, increase in the weighted-average outstanding balance, which was partially offset by a 234 basis point decrease in the average yield, to 4.60% in 2001.

Interest expense on deposits totaled $31.3 million for the year ended December 31, 2001, an increase of $2.5 million, or 8.5%, over the 2000 total. The increase was due to an increase in the weighted-average balance of deposits outstanding of $48.2 million, or 8.2% year to year, and a 2 basis point increase in the average cost of deposits, from 4.89% in 2000 to 4.91% in 2001. The acquisition of Columbia Financial accounted for approximately $559,000 of the overall increase in interest expense in the 2001 period. Interest expense on borrowings totaled $17.1 million for the year ended December 31, 2001, a decrease of $3.6 million, or 17.5%, compared to 2000. The decrease resulted primarily from a $45.1 million, or 13.8%, decrease in the weighted-average balance of borrowings outstanding year to year and a decrease of 28 basis points in the weighted-average cost of borrowings, to 6.09% in 2001.

As a result of the foregoing changes in interest income and interest expense, net interest income decreased by $123,000, or 0.5%, to a total of $25.9 million for the year ended December 31, 2001, compared to $26.1 million in 2000. The interest rate spread decreased to approximately 2.22% for the year ended December 31, 2001, from 2.45% for 2000, while the net interest margin decreased to approximately 2.61% in 2001, compared to 2.71% in 2000.

Provision for Losses on Loans. Camco recorded a provision for losses on loans totaling $759,000 for the year ended December 31, 2001, an increase of $191,000, or 33.6%, over the provision recorded in 2000. The 2001 provision generally reflects the $3.2 million increase in the level of nonperforming loans, as well as a $3.7 million, or 34.9%, increase in loans greater than 30 days but less than 90 days delinquent year to year. The provision also reflects the $15.5 million, or 28.4%, increase in loans secured by nonresidential real estate during 2001.



Other Income. Other income totaled $7.2 million for the year ended December 31, 2001, an increase of $1.6 million, or 29.2%, compared to 2000. The increase in other income was primarily attributable to a $2.5 million, or 120.2%, increase in gains on sale of loans and an increase of $1.1 million, or 52.1%, in late charges, rent and other, which were partially offset by a $2.1 million decrease in loan servicing fees. The increase in gains on sale of loans primarily reflects the increase in sales volume year to year. The increase in late charges, rent and other operating income was due primarily to an increase in revenues at Camco Title Insurance Agency and increased fees on loan and deposit accounts and transactions year to year. The decrease in loan servicing fees was due primarily to an increase in amortization and impairment charges related to the Bank's mortgage servicing rights asset ("MSRs"). During 2001, amortization of MSRs increased over 2000 by $931,000, or 154.6%, due primarily to prepayments of loans associated with refinancing activity during the lower interest rate environment. Additionally, Advantage recorded an impairment charge in 2001 totaling $1.3 million, based upon an independent appraisal of the MSRs.

General, Administrative and Other Expense. General, administrative and other expense totaled $19.9 million for the year ended December 31, 2001, an increase of $368,000, or 1.9%, compared to 2000. Camco recorded a one-time restructuring charge of $950,000 in the second quarter of 2001, which was primarily related to compensation charges and professional fees related to Camco's restructuring to a single bank charter, which occurred in the second quarter of 2001. The consolidation of operations such as data processing began in July 2001, and total data processing conversion was completed in May 2002.

Excluding of the effects of the restructuring charges, general, administrative and other expense decreased year to year by $582,000, or 3.0%, due primarily to a decrease in employee compensation and benefits of $1.1 million, or 11.9%, resulting primarily from a reduction in staffing levels, and an increase in deferred loan origination costs attendant to the increase in loan volume year to year. The decrease in employee compensation and benefits was partially offset by a $108,000, or 3.5%, increase in office occupancy and equipment expense, which was due to increased depreciation and increased building maintenance costs, and an increase in other operating expenses of $319,000, or 7.5%, primarily as a result of Camco's overall growth year to year.

Federal Income Taxes. The provision for federal income taxes totaled $3.9 million for the year ended December 31, 2001, an increase of $43,000, or 1.1%, compared to the provision recorded in 2000. This increase was primarily attributable to a $935,000, or 8.1%, increase in pre-tax earnings year to year, partially offset by the receipt of refunds claimed for prior years' tax liabilities. The effective tax rate amounted to 31.3% and 33.5% for the years ended December 31, 2001 and 2000, respectively.



Average Balance, Yield, Rate and Volume Data

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resulting yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. Balances are based on the average of month-end balances which, in the opinion of management, do not differ materially from daily balances.

	Year ended December 31,								
	2002			2001			2000		
	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate	Average outstanding balance	Interest earned/ paid	Average yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans receivable [1]	$ 813,541	$57,478	7.07%	$891,220	$69,461	7.79%	$903,226	$71,524	7.92%
Mortgage-backed securities [2]	100,165	4,523	4.52	18,561	1,059	5.71	15,920	1,120	7.04
Investment securities [2]	33,963	1,545	4.55	11,621	696	5.99	17,529	1,141	6.51
Interest-bearing deposits and other interest-earning assets	85,189	2,456	2.88	72,052	3,156	4.38	26,115	1,886	7.22
Total interest-earning assets	$1,032,858	66,002	6.39	$993,454	74,372	7.49	$962,790	75,671	7.86
Interest-bearing liabilities:									
Deposits	$ 677,800	23,060	3.40	$638,581	31,324	4.91	$590,418	28,869	4.89
FHLB advances	265,614	15,496	5.83	280,747	17,109	6.09	325,805	20,740	6.37
Total interest-bearing liabilities	$ 943,414	38,556	4.09	$919,328	48,433	5.27	$916,223	49,609	5.41
Net interest income/ Interest rate spread		$27,446	2.30%		$25,939	2.22%		$26,062	2.45%
Net interest margin [3]			2.66%			2.61%			2.71%
Average interest-earning assets to average interest-bearing liabilities			109.48%			108.06%			105.08%

[1] Includes nonaccrual loans and loans held for sale.
[2] Includes securities designated as available for sale.
[3] Net interest income as a percent of average interest-earning assets.



Rate/Volume Table

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected Camco's interest income and expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by prior year volume) and (iii) total changes in rate and volume.

	Year ended September 30,					
	2002 vs. 2001 Increase (decrease) due to			2001 vs. 2000 Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)					
Interest income attributable to:						
Loans receivable[1]	$(5,781)	$(6,202)	$(11,983)	$(944)	$(1,119)	$(2,063)
Mortgage-backed securities	3,729	(265)	3,464	170	(231)	(61)
Investment securities	1,052	(203)	849	(360)	(85)	(445)
Interest-bearing deposits and other[2]	507	(1,207)	(700)	2,251	(981)	1,270
Total interest income	(492)	(7,877)	(8,370)	1,117	(2,416)	(1,299)
Interest expense attributable to:						
Deposits	1,825	(10,089)	(8,264)	2,362	93	2,455
Borrowings	(900)	(713)	(1,613)	(2,775)	(856)	(3,631)
Total interest expense	925	(10,802)	(9,877)	(413)	(763)	(1,176)
Increase (decrease) in net interest income	**$(1,418)**	**$2,925**	**$1,507**	**$1,530**	**$(1,653)**	**$ (123)**

[1] Includes loans held for sale.
[2] Includes interest-bearing deposits.

Yields Earned and Rates Paid

The following table sets forth the weighted-average yields earned on Camco's interest-earning assets, the weighted-average interest rates paid on Camco's interest-bearing liabilities and the interest rate spread between the weighted-average yields earned and rates paid by Camco at the dates indicated.

	At December 31,		
	2002	2001	2000
Weighted-average yield on:			
Loan portfolio [1]	6.87%	7.28%	8.01%
Investment portfolio [2]	3.40	3.61	6.82
Total interest-earning assets	6.52	6.63	7.92
Weighted-average rate paid on:			
Deposits	2.86	4.08	5.28
FHLB advances	5.63	6.02	6.20
Total interest-bearing liabilities	3.65	4.59	5.53
Interest rate spread	2.87%	2.04%	2.39%

[1] Includes loans held for sale and excludes the allowance for loan losses.
[2] Includes interest on mortgage-backed securities and earnings on FHLB stock and cash surrender value of life insurance.



Asset/Liability Management and Market Risk

The objective of the Bank's asset/liability management function is to maintain consistent growth in net interest income within the Bank's policy limits. This objective is accomplished through management of the Bank's balance sheet composition, liquidity, and interest rate risk exposures arising from changing economic conditions, interest rates and customer preferences.

The goal of liquidity management is to provide adequate funds to meet changes in loan demand or unexpected deposit withdrawals. This is accomplished by maintaining liquid assets in the form of investment securities, maintaining sufficient unused borrowing capacity and achieving consistent growth in core deposits.

Management considers interest rate risk the Bank's most significant market risk. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of the Bank's net interest income is largely dependent upon the effective management of interest rate risk.

To identify and manage its interest rate risk the Bank employs an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes senior management projections for activity levels in each of the product lines offered by the Bank. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. Assumptions are inherently uncertain and the measurement of net interest income or the impact of rate fluctuations on net interest income cannot be precisely predicted. Actual results may differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Bank's Asset/Liability Management Committee (ALCO), which includes senior management representatives and reports to the Board of Directors, monitors and manages interest rate risk within Board-approved policy limits. The Bank's current interest rate risk position is determined by measuring the anticipated change in net interest income over a 12 month horizon assuming a 200 basis point (bp) instantaneous and parallel shift (linear) increase or decrease in all interest rates. Given the current federal funds rate of 1.25% at December 31, 2002, a linear 100bp decrease was modeled in the estimated earnings sensitivity profile in place of the linear 200bp decrease in accordance with the Bank's interest rate risk policy. Current policy limits this exposure to plus or minus 25% of net interest income for a 12-month horizon.

The following table shows the Bank's estimated earnings sensitivity profile as of December 31, 2002:

Change in Interest Rates (basis points)	Percentage Change in Net Interest Income 12 Months
+200	9.5%
-100	(8.0%)

Given a 200bp linear increase in the yield curve used in the simulation model, it is estimated net interest income for the Bank would increase by 9.5% over one year. A 100bp linear decrease in interest rates would decrease net interest income by 8.0% over one year. All of these estimated changes in net interest income are within the policy guidelines established by the Board of Directors. Management does not expect any significant adverse effect on net interest income in 2003 based on the composition of the portfolio and anticipated upward trends in rates.

In order to reduce the exposure to interest rate fluctuations and to manage liquidity, the Bank has developed sale procedures for several types of interest-sensitive assets. Generally, all long-term, fixed-rate single family residential mortgage loans underwritten according to Federal Home Loan Mortgage Corporation or Federal National Mortgage Association guidelines are sold for cash upon origination. In 2002 and 2001, a total of $240.1 million and $215.3 million of such loans, respectively, were sold.



Report of Independent Certified Public Accountants

Board of Directors
Camco Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Camco Financial Corporation as of December 31, 2002 and 2001, and the related consolidated statements of earnings, comprehensive income, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Camco Financial Corporation as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As more fully explained in Note A-8, the Corporation changes its method of accounting for goodwill as of January 1, 2002.

Grant Thornton LLP

Cincinnati, Ohio
January 31, 2003



Consolidated Statements of Financial Condition

December 31,
(In thousands, except share data)

ASSETS	2002	2001
Cash and due from banks	$ 20,215	$ 15,665
Interest-bearing deposits in other financial institutions	36,807	89,299
Cash and cash equivalents	57,022	104,964
Investment securities available for sale - at market	38,789	305
Investment securities held to maturity - at cost, approximate market value of $5,501 and $19,083 as of December 31, 2002 and 2001, respectively	5,368	18,872
Mortgage-backed securities available for sale - at market	97,332	6,975
Mortgage-backed securities held to maturity - at cost, approximate market value of $20,634 and $30,744 as of December 31, 2002 and 2001, respectively	20,000	30,765
Loans held for sale - at lower of cost or market	55,493	21,445
Loans receivable - net	741,465	850,001
Office premises and equipment - net	14,492	14,849
Real estate acquired through foreclosure	1,589	2,151
Federal Home Loan Bank stock - at cost	23,539	22,481
Accrued interest receivable	4,922	5,769
Prepaid expenses and other assets	2,130	4,779
Cash surrender value of life insurance	17,372	15,751
Goodwill - net of accumulated amortization	2,953	2,953
Prepaid federal income taxes	774	592
Total assets	$1,083,240	$1,102,652
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$ 694,072	$ 730,075
Advances from the Federal Home Loan Bank	276,276	258,850
Advances by borrowers for taxes and insurance	3,509	3,860
Accounts payable and accrued liabilities	4,298	10,975
Dividends payable	1,046	962
Deferred federal income taxes	5,438	2,759
Total liabilities	984,639	1,007,481
Commitments	-	-
Stockholders' equity		
Preferred stock - $1 par value; authorized 100,000 shares; no shares outstanding	-	-
Common stock - $1 par value; authorized 14,900,000 shares; 8,311,145 and 8,137,039 shares issued at December 31, 2002 and 2001, respectively	8,311	8,137
Additional paid-in capital	54,063	51,722
Retained earnings - substantially restricted	42,497	36,621
Accumulated comprehensive income - unrealized gains on securities designated as available for sale, net of related tax effects	2,098	107
Less 622,260 and 126,019 shares of treasury stock at December 31, 2002 and 2001, respectively - at cost	(8,368)	(1,416)
Total stockholders' equity	98,601	95,171
Total liabilities and stockholders' equity	$1,083,240	$1,102,652

The accompanying notes are an integral part of these statements.



Consolidated Statements of Earnings

For the years ended December 31, 2002, 2001 and 2000
(In thousands, except per share data)

	2002	2001	2000
Interest income			
Loans	$57,478	$69,461	$71,524
Mortgage-backed securities	4,523	1,059	1,120
Investment securities	1,545	696	1,141
Interest-bearing deposits and other	2,456	3,156	1,886
Total interest income	66,002	74,372	75,671
Interest expense			
Deposits	23,060	31,324	28,869
Borrowings	15,496	17,109	20,740
Total interest expense	38,556	48,433	49,609
Net interest income	27,446	25,939	26,062
Provision for losses on loans	1,169	759	568
Net interest income after provision for losses on loans	26,277	25,180	25,494
Other income (expense)			
Late charges, rent and other	3,374	3,112	2,046
Loan servicing fees (costs)	151	(1,421)	665
Service charges and other fees on deposits	1,014	838	733
Gain on sale of loans	5,540	4,532	2,058
Gain (loss) on investment and mortgage-backed securities transactions	29	-	(37)
Gain (loss) on sale of real estate acquired through foreclosure	(8)	62	56
Gain on sale of premises and equipment	-	30	15
Total other income	10,100	7,153	5,536
General, administrative and other expense			
Employee compensation and benefits	10,168	7,887	8,948
Occupancy and equipment	3,459	3,172	3,064
Data processing	1,178	1,345	1,337
Advertising	794	705	720
Franchise taxes	821	1,118	1,059
Amortization of goodwill	-	150	150
Other operating	5,262	4,571	4,252
Restructuring charges (credits) related to charter consolidation	(112)	950	-
Total general, administrative and other expense	21,570	19,898	19,530
Earnings before federal income taxes	14,807	12,435	11,500
Federal income taxes			
Current	3,149	2,715	2,102
Deferred	1,653	1,176	1,746
Total federal income taxes	4,802	3,891	3,848
NET EARNINGS	**$10,005**	**$ 8,544**	**$ 7,652**
EARNINGS PER SHARE			
Basic	**$1.27**	**$1.20**	**$1.11**
Diluted	**$1.25**	**$1.19**	**$1.10**

The accompanying notes are an integral part of these statements.



Consolidated Statements of Comprehensive Income

For the years ended December 31, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Net earnings	$10,005	$8,544	$7,652
Other comprehensive income, net of tax:			
Unrealized holding gains on securities during the period, net of taxes of $1,035, $53 and $54 in 2002, 2001 and 2000, respectively	2,010	103	104
Reclassification adjustment for realized (gains) losses included in earnings, net of taxes (benefits) of $10 and $(13) for the years ended December 31, 2002 and 2000, respectively	(19)	-	24
Comprehensive income	$11,996	$8,647	$7,780
Accumulated comprehensive income	$ 2,098	$ 107	$ 4

The accompanying notes are an integral part of these statements.



Consolidated Statements of Stockholders' Equity

For the years ended December 31, 2002, 2001 and 2000
(In thousands, except per share data)

	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains (losses) on securities designated as available for sale	Treasury stock	Total stockholders' equity
Balance at January 1, 2000	$5,752	$30,351	$27,205	$(124)	$ (575)	$62,609
Stock options exercised	1	7	-	-	-	8
Cash dividends declared - $0.48 per share	-	-	(3,327)	-	-	(3,327)
Purchase of Westwood Homestead Financial Corporation	1,305	11,193	23	-	(841)	11,680
Net earnings for the year ended December 31, 2000	-	-	7,652	-	-	7,652
Unrealized gains on securities designated as available for sale net related tax effects	-	-	-	128	-	128
Balance at December 31, 2000	7,058	41,551	31,553	4	(1,416)	78,750
Stock options exercised	116	1,146	-	-	-	1,262
Cash dividends declared - $0.48 per share	-	-	(3,476)	-	-	(3,476)
Net earnings for the year ended December 31, 2001	-	-	8,544	-	-	8,544
Purchase of Columbia Financial of Kentucky, Inc.	963	9,025	-	-	-	9,988
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	103	-	103
Balance at December 31, 2001	8,137	51,722	36,621	107	(1,416)	95,171
Finalization of Columbia Financial acquisition	-	432	-	-	(638)	(206)
Stock options exercised	174	1,909	-	-	-	2,083
Cash dividends declared - $0.525 per share	-	-	(4,129)	-	-	(4,129)
Net earnings for the year ended December 31, 2002	-	-	10,005	-	-	10,005
Purchase of treasury shares	-	-	-	-	(6,314)	(6,314)
Unrealized gains on securities designated as available for sale, net of related tax effects	-	-	-	1,991	-	1,991
Balance at December 31, 2002	$8,311	$54,063	$42,497	$2,098	$(8,368)	$98,601

The accompanying notes are an integral part of these statements.



Consolidated Statements of Cash Flows

For the years ended December 31, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net earnings for the year	$ 10,005	$ 8,544	$ 7,652
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:			
Amortization of goodwill	-	150	150
Amortization of premiums and discounts on investment and mortgage-backed securities - net	828	87	19
Depreciation and amortization	1,714	1,655	1,610
Amortization of purchase accounting adjustments - net	242	303	13
Provision for losses on loans	1,169	759	568
Provision for losses on real estate acquired through foreclosure	131	-	-
Amortization of deferred loan origination fees	(609)	(683)	(374)
(Gain) loss on sale of real estate acquired through foreclosure	8	(62)	(56)
(Gain) loss on investment and mortgage-backed securities transactions	(29)	-	37
Gain on sale of office premises and equipment	-	(30)	(15)
Federal Home Loan Bank stock dividends	(1,058)	(1,367)	(1,320)
Gain on sale of loans	(2,811)	(2,194)	(905)
Loans originated for sale in the secondary market	(274,597)	(232,499)	(120,503)
Proceeds from sale of mortgage loans in the secondary market	243,360	217,483	120,356
Increase (decrease) in cash, net of acquisition of Westwood Homestead Financial Corporation and Columbia Financial of Kentucky, Inc., due to changes in:			
Accrued interest receivable	847	893	(972)
Prepaid expenses and other assets	2,649	(2,921)	(437)
Accounts payable and other liabilities	(6,537)	2,432	2,230
Federal income taxes			
Current	(182)	(248)	(1,009)
Deferred	1,653	1,176	1,746
Net cash provided by (used in) operating activities	(23,217)	(6,522)	8,790
Cash flows provided by (used in) investing activities:			
Proceeds from maturities of investment securities	41,251	19,480	1,040
Proceeds from investment securities transactions	44	-	-
Purchase of investment securities designated as available for sale	(64,942)	-	(17)
Purchase of investment securities designated as held to maturity	(1,048)	(10,495)	(840)
Proceeds from sale of mortgage-backed securities designated as available for sale	1,087	-	5,045
Purchase of mortgage-backed securities designated as available for sale	(113,125)	-	(5,087)
Purchase of mortgage-backed securities designated as held to maturity	-	(15,228)	-
Principal repayments on mortgage-backed securities	34,377	4,865	2,608
Loan disbursements	(297,668)	(126,582)	(237,956)
Purchases of loans	(3,181)	(2,527)	(3,552)
Principal repayments on loans	408,446	271,195	176,055
Purchase of office premises and equipment - net	(1,852)	(1,711)	(1,675)
Proceeds from sale of office premises and equipment	355	119	35
Proceeds from sale of real estate acquired through foreclosure	651	1,806	505
Purchase of Federal Home Loan Bank stock	-	(100)	(2,077)
Proceeds from redemption of Federal Home Loan Bank stock	-	-	504
Additions to real estate acquired through foreclosure	(12)	(60)	(25)
Purchase of life insurance	(825)	(9,445)	(80)
Net increase in cash surrender value of life insurance	(796)	(307)	(262)
Purchase of Westwood Homestead Financial Corporation	-	-	(1,879)
Purchase of Columbia Financial of Kentucky, Inc.	(206)	(3,000)	-
Net cash provided by (used in) investing activities	2,556	128,010	(67,658)
Net cash provided by (used in) operating and investing activities (balance carried forward)	(20,661)	121,488	(58,868)



Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2002, 2001 and 2000
(In thousands)

	2002	2001	2000
Net cash provided by (used in) operating and investing activities (balance brought forward)	$ (20,661)	$121,488	$ (58,868)
Cash flows provided by (used in) financing activities:			
Net increase (decrease) in deposits	(36,003)	16,716	70,185
Proceeds from Federal Home Loan Bank advances	68,500	50,451	243,178
Repayment of Federal Home Loan Bank advances	(51,151)	(105,072)	(244,123)
Dividends paid on common stock	(4,045)	(3,346)	(3,327)
Proceeds from exercise of stock options	2,083	1,262	8
Purchase of treasury shares	(6,314)	-	-
Increase (decrease) in advances by borrowers for taxes and insurance	(351)	(604)	62
Net cash provided by (used in) financing activities	(27,281)	(40,593)	65,983
Net increase (decrease) in cash and cash equivalents	(47,942)	80,895	7,115
Cash and cash equivalents at beginning of year	104,964	24,069	16,954
Cash and cash equivalents at end of year	**$ 57,022**	**$104,964**	**$ 24,069**
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$ 38,387	$ 48,792	$ 48,952
Income taxes	$ 2,848	$ 3,528	$ 3,430
Supplemental disclosure of noncash investing activities:			
Transfers from mortgage loans to real estate acquired through foreclosure	$ 1,270	$ 3,208	$ 1,432
Issuance of mortgage loans upon sale of real estate acquired through foreclosure	$ 1,054	$ 1,182	$ 703
Unrealized gains (losses) on securities designated as available for sale, net of related tax effects	$ 1,991	$ 103	$ 128
Recognition of mortgage servicing rights in accordance with SFAS No. 140	$ 2,729	$ 2,338	$ 1,153
Supplemental disclosure of noncash financing activities:			
Dividends declared but unpaid	$ 1,046	$ 962	$ 832
Fair value of assets received in acquisition of:			
Westwood Homestead Financial Corporation	$ -	$ -	$159,698
Columbia Financial of Kentucky, Inc.	$ -	$110,422	$ -

The accompanying notes are an integral part of these statements.



Notes to Consolidated Financial Statements

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

During 2001, the Boards of Directors of Camco Financial Corporation ("Camco" or the "Corporation") and its wholly-owned subsidiaries, Cambridge Savings Bank ("Cambridge Savings"), Marietta Savings Bank ("Marietta Savings"), First Savings Bank of Washington Court House ("First Bank"), First Bank for Savings ("First Savings") and Westwood Homestead Savings Bank ("Westwood Homestead"), approved a business plan whereby the subsidiary banks consolidated charters and operations into one state savings bank charter under the name Advantage Bank. The combining of charters and operations resulted in the Corporation incurring a one-time after-tax restructuring charge totaling $627,000. Hereinafter, the consolidated financial statements use the terms "Advantage" or the "Bank" to describe all of the preexisting individual financial institutions owned by the Corporation.

During 2001, Camco's Board of Directors approved a business combination that was completed in November 2001, whereby Columbia Financial of Kentucky, Inc. ("Columbia Financial"), the parent of Columbia Federal Savings Bank ("Columbia Federal"), was merged into Camco. Following the merger, Columbia Federal became a division of Advantage. The business combination was accounted for using the purchase method of accounting. Accordingly, the 2001 consolidated financial statements herein include the accounts of Columbia Federal only from the November 15, 2001 consummation date through December 31, 2001.

The business activities of Camco are limited primarily to holding the common stock of the Bank and Camco Title Insurance Agency ("Camco Title") and one second tier subsidiary, Camco Mortgage Corporation. The Corporation's results of operations are economically dependent upon the results of Advantage's operations. Advantage conducts a general banking business within Ohio, West Virginia and northern Kentucky which consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Advantage's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by Advantage can be significantly influenced by a number of factors, such as governmental monetary policy, that are outside of management's control.

The consolidated financial information presented herein has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and general accounting practices within the financial services industry. In preparing financial statements in accordance with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

The following is a summary of the Corporation's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned and second tier subsidiaries. All significant intercompany balances and transactions have been eliminated.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2. Investment Securities and Mortgage-Backed Securities

The Corporation accounts for investment and mortgage-backed securities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that investments be categorized as held-to-maturity, trading, or available for sale. Securities classified as held-to-maturity are carried at cost only if the Corporation has the positive intent and ability to hold these securities to maturity. Trading securities and securities available for sale are carried at fair value with resulting unrealized gains or losses recorded to operations or stockholders' equity, respectively. Investment and mortgage-backed securities are classified as held-to-maturity or available for sale upon acquisition. Realized gains and losses on sales of securities are recognized using the specific identification method.

3. Loans Receivable

Loans held in portfolio are stated at the principal amount outstanding, adjusted for deferred loan origination fees and costs, capitalized mortgage servicing rights and the allowance for loan losses.

Interest is accrued as earned unless the collectibility of the loan is in doubt. Uncollectible interest on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments has returned to normal, in which case the loan is returned to accrual status.

Loans held for sale are carried at the lower of cost (less principal payments received) or fair value (market value), calculated on an aggregate basis. At December 31, 2002, loans held for sale were carried at cost. At December 31, 2001, loans held for sale were carried at aggregate fair value, which resulted in the Bank's recognition of an unrealized loss of $28,000 on loans held for sale.

The Corporation accounts for mortgage servicing rights in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires that the Corporation recognize, as separate assets, rights to service mortgage loans for others, regardless of how those servicing rights are acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained must allocate some of the cost of the loans to the mortgage servicing rights.

SFAS No. 140 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment is measured based on fair value. The mortgage servicing rights recorded by the Bank, calculated in accordance with the provisions of SFAS No. 140, were segregated into pools for valuation purposes, using as pooling criteria the loan term and coupon rate. Once pooled, each grouping of loans was evaluated on a discounted earnings basis to determine the present value of future earnings that a purchaser could expect to realize from each portfolio. Earnings were projected from a variety of sources including loan servicing fees, interest earned on float, net interest earned on escrows, miscellaneous income, and costs to service the loans. The present value of future earnings is the "economic" value for the pool, i.e., the net realizable present value to an acquirer of the acquired servicing.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

3. Loans Receivable (continued)

The Corporation recorded amortization related to mortgage servicing rights totaling approximately $2.1 million, $1.5 million and $602,000, for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, the Corporation recorded an impairment charge on mortgage servicing rights totaling $1.3 million in 2001. During 2002, the Corporation recaptured approximately $640,000 of the impairment based upon an independent appraisal of the mortgage servicing rights. The carrying value of the Corporation's mortgage servicing rights, which approximated their fair value, totaled approximately $6.0 million and $4.7 million at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, the Bank was servicing mortgage loans of approximately $575.4 million and $535.5 million, respectively, that have been sold to the Federal Home Loan Mortgage Corporation and other investors.

4. Loan Origination and Commitment Fees

The Corporation accounts for loan origination fees and costs in accordance with SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." Pursuant to the provisions of SFAS No. 91, all loan origination fees received, net of certain direct origination costs, are deferred on a loan-by-loan basis and amortized to interest income using the interest method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs.

Fees received for loan commitments are deferred and amortized over the life of the related loan using the interest method.

5. Allowance for Loan Losses

It is the Corporation's policy to provide valuation allowances for estimated losses on loans based upon past loss experience, current trends in the level of delinquent and problem loans, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions in the Bank's primary market areas. When the collection of a loan becomes doubtful, or otherwise troubled, the Corporation records a charge-off equal to the difference between the fair value of the property securing the loan and the loan's carrying value. Such provision is based on management's estimate of the fair value of the underlying collateral, taking into consideration the current and currently anticipated future operating or sales conditions. As a result, such estimates are particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans is dependent to a great extent on economic, operating, and other conditions that may be beyond the Corporation's control.

The Corporation accounts for impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 requires that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate or, as an alternative, at the loan's observable market price or fair value of the collateral.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

5. Allowance for Loan Losses (continued)

A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Corporation considers its investment in one- to four-family residential loans and consumer installment loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. With respect to the Corporation's investment in multi-family, commercial and nonresidential loans, and its evaluation of any impairment thereon, such loans are generally collateral-dependent and as a result are carried as a practical expedient at the lower of cost or fair value.

It is the Corporation's policy to charge off unsecured credits that are more than ninety days delinquent. Similarly, collateral-dependent loans which are more than ninety days delinquent are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

At December 31, 2002, the Corporation had one loan that was defined as impaired under SFAS No. 114, with a principal balance of $984,000 and a related allowance for losses of $282,000. The average balance of this loan during 2002 was $971,000. Interest income recognized on this loan during 2002 was $50,000. At December 31, 2001, the Corporation had no loans that would be defined as impaired under SFAS No. 114.

6. Real Estate Acquired Through Foreclosure

Real estate acquired through foreclosure is carried at the lower of the loan's unpaid principal balance (cost) or fair value less estimated selling expenses at the date of acquisition. Real estate loss provisions are recorded if the fair value of the property subsequently declines below the amount determined at the recording date. In determining the lower of cost or fair value at acquisition, costs relating to development and improvement of property are capitalized. Costs relating to holding real estate acquired through foreclosure, net of rental income, are charged against earnings as incurred.

7. Office Premises and Equipment

Office premises and equipment are carried at cost and include expenditures which extend the useful lives of existing assets. Maintenance, repairs and minor renewals are expensed as incurred. For financial reporting, depreciation and amortization are provided on the straight-line method over the useful lives of the assets, estimated to be ten to fifty years for buildings and improvements and three to twenty-five years for furniture, fixtures and equipment. An accelerated depreciation method is used for tax reporting purposes.

8. Goodwill

Goodwill resulting from the acquisition of First Savings, totaling approximately $3.7 million, was being amortized over a twenty-five year period using the straight-line method for years prior to 2002. It was management's policy to periodically evaluate the carrying value of intangible assets in relation to the continuing earnings capacity of the acquired assets and assumed liabilities.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

8. Goodwill (continued)

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142 "Goodwill and Intangible Assets," which prescribes accounting for all purchased goodwill and intangible assets. Pursuant to SFAS No. 142, acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. Goodwill has been assigned to Advantage Bank as the reporting unit that is expected to benefit from the goodwill.

Camco evaluated the unamortized goodwill balance of $3.0 million during 2002 in accordance with the provisions of SFAS No. 142 via independent third-party appraisal. The evaluation showed no indication of impairment. The adoption of SFAS No. 142 has resulted in the elimination of annual goodwill amortization of approximately $150,000.

The following table displays the pro forma effects on net earnings and earnings per share as if SFAS No. 142 had been applicable to the years ended December 31, 2001 and 2000.

	For the year ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Reported net earnings	$10,005	$8,544	$7,652
Add back: goodwill amortization	-	150	150
Adjusted net earnings	**$10,005**	**$8,694**	**$7,802**
Basic earnings per share:			
Reported net earnings	$1.27	$1.20	$1.11
Goodwill amortization	-	.03	.02
Adjusted net earnings	**$1.27**	**$1.23**	**$1.13**
Diluted earnings per share:			
Reported net earnings	$1.25	$1.19	$1.10
Goodwill amortization	-	.02	.02
Adjusted net earnings	**$1.25**	**$1.21**	**$1.12**



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

9. Federal Income Taxes

The Corporation accounts for federal income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years' earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

Deferral of income taxes results primarily from different methods of accounting for deferred loan origination fees and costs, mortgage servicing rights, Federal Home Loan Bank stock dividends, deferred compensation, the general loan loss allowance and the percentage of earnings bad debt deductions. A temporary difference is also recognized for depreciation expense computed using accelerated methods for federal income tax purposes.

10. Earnings Per Share

Basic earnings per common share is computed based upon the weighted-average number of common shares outstanding during the year. Diluted earnings per common share is computed including the dilutive effect of additional potential common shares issuable under stock option. The computations were as follows for the years ended December 31:

	2002	2001	2000
Weighted-average common shares outstanding (basic)	7,908,786	7,096,960	6,915,154
Dilutive effect of assumed exercise of stock options	97,094	93,546	42,277
Weighted-average common shares outstanding (diluted)	**8,005,880**	**7,190,506**	**6,957,431**

Options to purchase 65,441, 176,714 and 435,295 shares of common stock at respective weighted-average exercise prices of $14.83, $13.11 and $12.15 were outstanding at December 31, 2002, 2001 and 2000, respectively, but were excluded from the computation of diluted earnings per share for those years because the exercise price was greater than the average market price of the common shares.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plans

Stockholders of the Corporation have approved four stock option plans. Under the 1972 Plan, 254,230 common shares were reserved for issuance to officers, directors, and key employees of the Corporation and its subsidiaries. The 1982 Plan reserved 115,824 common shares for issuance to employees of the Corporation and its subsidiaries. All of the stock options under the 1972 and 1982 Plans have been granted and were subject to exercise at the discretion of the grantees through 2002. Under the 1995 Plan, 161,488 shares were reserved for issuance. Under the 2002 Plan, 400,000 shares were reserved for issuance. Additionally, in connection with the acquisition of First Savings, the stock options of First Savings were converted into options to purchase 174,421 shares of the Corporation's stock at an exercise price of $7.38 per share, which expire in 2005. In connection with the 2000 acquisition of Westwood Homestead, the stock options of Westwood Homestead were converted into options to purchase 311,794 shares of the Corporation's stock at a weighted-average exercise price of $11.89 per share, which expire in 2008.

The Corporation accounts for its stock option plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair-value based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue to account for stock options and similar equity instruments under Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net earnings and earnings per share, as if the fair-value based method of accounting defined in SFAS No. 123 had been applied.

The Corporation utilizes APB Opinion No. 25 and related Interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans. Had compensation cost for the Corporation's stock option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the accounting method utilized in SFAS No. 123, the Corporation's net earnings and earnings per share would have been reported as the pro forma amounts indicated below:

		2002	2001	2000
		(In thousands, except per share data)		
Net earnings	As reported	$10,005	$8,544	$7,652
	Stock-based compensation, net of tax	(4)	(5)	(16)
	Pro-forma	**$10,001**	**$8,539**	**$7,636**
Earnings per share				
Basic	As reported	$1.27	$1.20	$1.11
	Stock-based compensation, net of tax	(.01)	-	-
	Pro-forma	**$1.26**	**$1.20**	**$1.10**
Diluted	As reported	$1.25	$1.19	$1.10
	Stock-based compensation, net of tax	-	-	-
	Pro-forma	**$1.25**	**$1.19**	**$1.10**



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

11. Stock Option Plans (continued)

The fair value of each option grant is estimated on the date of grant using the modified Black-Scholes options-pricing model with the following assumptions used for grants during 2002, 2001 and 2000: dividend yield of 3.84%, 4.07% and 2.51%, respectively; expected volatility of 16.34%, 17.06% and 17.69%, respectively; a risk-free interest rate of 2.00%, 3.00% and 5.00%, respectively, and an expected life of ten years for all grants.

A summary of the status of the Corporation's stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	503,005	$10.16	688,655	$10.53	369,523	$ 9.43
Granted	3,700	14.55	8,500	11.93	10,700	9.07
WHFC options	-	-	-	-	309,272	11.89
Exercised	(174,106)	10.84	(115,656)	10.91	(840)	9.79
Forfeited	(9,308)	11.91	(78,494)	12.50	-	-
Outstanding at end of year	**323,291**	**$ 9.79**	**503,005**	**$10.16**	**688,655**	**$10.53**
Options exercisable at year-end	**323,291**	**$ 9.79**	**503,005**	**$10.16**	**688,655**	**$10.53**
Weighted-average fair value of options granted during the year		**$ 1.36**		**$ 1.37**		**$ 2.24**

The following information applies to options outstanding at December 31, 2002:

Number outstanding	244,703
Range of exercise prices	$7.40 - $9.74
Number outstanding	78,588
Range of exercise prices	$11.36 - $16.59
Weighted-average exercise price	$9.79
Weighted-average remaining contractual life	4.0 years



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and Cash Equivalents: The carrying amount reported in the consolidated statements of financial condition for cash and cash equivalents is deemed to approximate fair value.

Investment Securities and Mortgage-backed Securities: Fair values for investment securities and mortgage-backed securities are based on quoted market prices and dealer quotes.

Loans receivable: The loan portfolio has been segregated into categories with similar characteristics, such as one- to four-family residential real estate, multi-family residential real estate, installment and other. These loan categories were further delineated into fixed-rate and adjustable-rate loans. The fair values for the resultant loan categories were computed via discounted cash flow analysis, using current interest rates offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock: The carrying amount presented in the consolidated statements of financial condition is deemed to approximate fair value.

Deposits: The fair values of deposits with no stated maturity, such as money market demand deposits, savings and NOW accounts, are deemed to equal the amount payable on demand as of December 31, 2002 and 2001. The fair value of fixed-rate certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from the Federal Home Loan Bank: The fair value of these advances is estimated using the rates currently offered for similar advances of similar remaining maturities or, when available, quoted market prices.

Advances by Borrowers for Taxes and Insurance: The carrying amount of advances by borrowers for taxes and insurance is deemed to approximate fair value.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

12. Fair Value of Financial Instruments (continued)

Commitments to extend credit: For fixed-rate and adjustable-rate loan commitments, the fair value estimate considers the difference between current levels of interest rates and committed rates. At December 31, 2002 and 2001, the difference between the fair value and notional amount of loan commitments was not material.

Based on the foregoing methods and assumptions, the carrying value and fair value of the Corporation's financial instruments are as follows:

	December 31,			
	2002		2001	
	Carrying value	Fair value	Carrying value	Fair value
	(In thousands)			
Financial assets				
Cash and cash equivalents	$ 57,022	$ 57,022	$ 104,964	$ 104,964
Investment securities	44,157	44,290	19,177	19,388
Mortgage-backed securities	117,332	117,966	37,740	37,719
Loans receivable	796,958	814,539	871,446	879,776
Federal Home Loan Bank stock	23,539	23,539	22,481	22,481
	$1,039,008	$1,057,356	$1,055,808	$1,064,328
Financial liabilities				
Deposits	$ 694,072	$ 704,428	$ 730,075	$ 743,329
Advances from the Federal Home Loan Bank	276,276	309,758	258,850	281,638
Advances by borrowers for taxes and insurance	3,509	3,509	3,860	3,860
	$ 973,857	$1,017,695	$ 992,785	$1,028,827

13. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and due from banks and interest-bearing deposits in other financial institutions with original maturities of three months or less.

14. Advertising

Advertising costs are expensed when incurred.

15. Reclassifications

Certain prior year amounts have been reclassified to conform to the 2002 consolidated financial statement presentation.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

16. Effects of Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 carries over the recognition and measurement provisions in SFAS No. 121. Accordingly, an entity must recognize an impairment loss if the carrying value of a long-lived asset or asset group (a) is not recoverable and (b) exceeds its fair value. Similar to SFAS No. 121, SFAS No. 144 requires an entity to test an asset or asset group for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. SFAS No. 144 differs from SFAS No. 121 in that it provides guidance on estimating future cash flows to test recoverability. An entity may use either a probability-weighted approach or best-estimate approach in developing estimates of cash flows to test recoverability. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years. Management adopted SFAS No. 144 effective January 1, 2002, without material effect on the Corporation's financial condition or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 provides financial accounting and reporting guidance for costs associated with exit or disposal activities, including one-time termination benefits, contract termination costs other than for a capital lease, and costs to consolidate facilities or relocate employees. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 is not expected to have a material effect on the Corporation's financial condition or results of operations.

The FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions: An amendment of FASB Statements No. 72 and 144 and FASB Interpretation No 9," which removes acquisitions of financial institutions from the scope of SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," except for transactions between mutual enterprises. SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS No. 147 did not have a material impact on the Corporation's financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The expanded annual disclosure requirements and the transition provisions are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. SFAS No. 148 is not expected to have a material effect on the Corporation's financial position or results of operations.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of investment securities at December 31, 2002 and 2001 are as follows:

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
U.S. Government agency obligations	$ 4,233	$ 73	$ -	$ 4,306
Municipal bonds	1,135	60	-	1,195
Total investment securities held to maturity	5,368	133	-	5,501
Available for sale:				
U.S. Government agency obligations	35,557	447	-	36,004
Municipal bonds	2,414	65	16	2,463
Corporate equity securities	330	35	43	322
Total investment securities available for sale	38,301	547	59	38,789
Total investment securities	**$43,669**	**$680**	**$ 59**	**$44,290**

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
U.S. Government agency obligations	$18,682	$243	$ 34	$18,891
Municipal bonds	190	2	-	192
Total investment securities held to maturity	18,872	245	34	19,083
Available for sale:				
Corporate equity securities	245	89	29	305
Total investment securities	**$19,117**	**$334**	**$ 63**	**$19,388**



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES (continued)

The amortized cost and estimated fair value of investment securities at December 31, 2002 (including securities designated as available for sale) by contractual term to maturity are shown below.

	Amortized cost	Estimated fair value
	(In thousands)	
Due in one year or less	$ 3,106	$ 3,180
Due after one year through five years	36,133	36,571
Due after five years	4,100	4,217
Total investment securities	43,339	43,968
Corporate equity securities	330	322
Total	$43,669	$44,290

During the years ended December 31, 2002 and 2000, proceeds from investment securities transactions totaled $44,000 and $180,000, respectively, resulting in gross realized gains of $27,000 and $5,000 in those respective years.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair values of mortgage-backed securities at December 31, 2002 and 2001, are as follows:

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$ 11,831	$ 360	$ -	$ 12,191
FHLMC	6,614	214	8	6,820
GNMA	1,546	66	-	1,612
Other	9	2	-	11
Total mortgage-backed securities held to maturity	20,000	642	8	20,634
Available for sale:				
FNMA	55,255	1,821	-	57,076
FHLMC	35,633	779	8	36,404
GNMA	3,753	99	-	3,852
Total mortgage-backed securities available for sale	94,641	2,699	8	97,332
Total mortgage-backed securities	$114,641	$3,341	$ 16	$117,966



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE B - INVESTMENT SECURITIES AND MORTGAGE-BACKED SECURITIES
(continued)

	2001			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
	(In thousands)			
Held to maturity:				
FNMA	$17,632	$ 96	$119	$17,609
FHLMC	11,069	51	38	11,082
GNMA	2,052	22	37	2,037
CMOs	3	-	-	3
Other	9	4	-	13
Total mortgage-backed securities held to maturity	30,765	173	194	30,744
Available for sale:				
FHLMC	2,553	46	-	2,599
FNMA	1,250	16	-	1,266
GNMA	3,069	41	-	3,110
Total mortgage-backed securities available for sale	6,872	103	-	6,975
Total mortgage-backed securities	**$37,637**	**$276**	**$194**	**$37,719**

The amortized cost of mortgage-backed securities, including those designated as available for sale at December 31, 2002, by contractual terms to maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may generally prepay obligations without prepayment penalties.

	Amortized cost (In thousands)
Due within one year or less	$ 74
Due after one year through five years	17,379
Due after five years through ten years	64,992
Due after ten years	32,196
	$114,641

During the year ended December 31, 2002, the Bank sold mortgage-backed securities totaling $1.1 million resulting in gross realized gains of $7,000 and gross realized losses of $5,000. During the year ended December 31, 2000, the Bank sold mortgage-backed securities totaling $5.1 million resulting in gross realized losses of $42,000.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE C - LOANS RECEIVABLE

Loans receivable at December 31 consist of the following:

	2002	2001
	(In thousands)	
Conventional real estate loans:		
Existing residential properties	$585,971	$683,611
Nonresidential real estate	71,908	70,239
Construction	33,122	42,666
Developed building lots	535	5,908
Consumer, education and other loans	69,898	69,116
Total	761,434	871,540
Less:		
Undisbursed portion of loans in process	13,089	15,343
Unamortized yield adjustments	1,390	1,940
Allowance for loan losses	5,490	4,256
Loans receivable - net	$741,465	$850,001

As depicted above, the Corporation's lending efforts have historically focused on loans secured by existing residential properties, which comprise approximately $586.0 million, or 79%, of the total loan portfolio at December 31, 2002 and approximately $683.6 million, or 80%, of the total loan portfolio at December 31, 2001. Generally, such loans have been underwritten on the basis of no more than an 80% loan-to-value ratio, which has historically provided the Corporation with adequate collateral coverage in the event of default. Nevertheless, the Corporation, as with any lending institution, is subject to the risk that residential real estate values could deteriorate in its primary lending areas within Ohio, West Virginia, and northern Kentucky, thereby impairing collateral values. However, management believes that residential real estate values in the Corporation's primary lending areas are presently stable.

The Bank, in the ordinary course of business, has granted loans to certain of its directors, executive officers, and their related interests. Such loans are made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans totaled approximately $459,000 and $1.6 million at December 31, 2002 and 2001, respectively.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE D - ALLOWANCE FOR LOAN LOSSES

Activity in the allowance for loan losses is summarized as follows for the years ended December 31:

	2002	2001 (In thousands)	2000
Balance at beginning of year	$4,256	$2,906	$1,863
Provision for losses on loans	1,169	759	568
Charge-offs of loans	(207)	(735)	(172)
Recoveries	272	26	6
Allowance resulting from acquisitions	-	1,300	641
Balance at end of year	**$5,490**	**$4,256**	**$2,906**

Nonaccrual and nonperforming loans totaled approximately $13.6 million, $7.9 million and $4.7 million at December 31, 2002, 2001 and 2000, respectively. Interest income that would have been recognized had such nonaccrual loans performed pursuant to contractual terms totaled approximately $940,000, $278,000 and $188,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE E - OFFICE PREMISES AND EQUIPMENT

Office premises and equipment at December 31 is summarized as follows:

	2002	2001
	(In thousands)	
Land	$ 2,194	$ 2,194
Buildings and improvements	12,973	12,764
Furniture, fixtures and equipment	10,471	9,641
	25,638	24,599
Less accumulated depreciation and amortization	11,146	9,750
	$14,492	**$14,849**



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE F - DEPOSITS

Deposit balances by type and weighted-average interest rate at December 31, 2002 and 2001, are summarized as follows:

	2002		2001	
	Amount	Rate	Amount	Rate
	(Dollars in thousands)			
Noninterest-bearing checking accounts	$ 26,313	– %	$ 29,903	– %
NOW accounts	80,562	1.07	81,746	1.38
Money market demand accounts	116,206	2.51	64,539	3.59
Passbook and statement savings accounts	78,359	0.79	85,443	1.70
Total withdrawable accounts	301,440	1.46	261,631	1.86
Certificates of deposit				
Original maturities of:				
Six months to one year	24,537	1.58	51,472	3.49
One to two years	79,172	2.82	136,859	5.29
Two to five years	179,711	4.96	163,226	5.95
Negotiated rate certificates	40,361	2.35	54,998	5.13
Individual retirement accounts	68,851	4.27	61,889	5.40
Total certificate accounts	392,632	3.93	468,444	5.32
Total deposits	$694,072	2.86%	$730,075	4.08%

At December 31, 2002 and 2001, the Corporation had certificate of deposit accounts with balances in excess of $100,000 totaling $89.7 million and $123.3 million, respectively.

Interest expense on deposits is summarized as follows for the years ended December 31:

	2002	2001	2000
		(In thousands)	
Certificate of deposit accounts	$19,185	$26,706	$23,249
NOW accounts and money market demand accounts	3,015	3,059	3,265
Passbook and statement savings accounts	860	1,559	2,355
	$23,060	$31,324	$28,869

The contractual maturities of outstanding certificates of deposit are summarized as follows at December 31:

Year ending December 31:	2002	2001
	(In thousands)	
2002	$ -	$312,484
2003	216,958	86,127
2004	74,662	36,764
2005	60,620	13,890
After 2005	40,392	19,179
Total certificate of deposit accounts	$392,632	$468,444



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE F - DEPOSITS (continued)

At December 31, 2002 and 2001, certain savings deposits were collateralized by a pledge of investment securities, interest-bearing deposits in other banks and letters of credit with the Federal Home Loan Bank totaling $112.7 million and $78.8 million, respectively.

NOTE G - ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the Federal Home Loan Bank, collateralized at December 31, 2002, by pledges of certain residential mortgage loans totaling $386.7 million and the Bank's investment in Federal Home Loan Bank stock, are summarized as follows:

Interest rate	Maturing year ending December 31,	2002	2001
		(Dollars in thousands)	
5.33% - 7.31%	2002	$ -	$ 24,693
2.48% - 8.20%	2003	14,109	9,650
3.72% - 8.20%	2004	11,388	5,854
4.43% - 7.60%	2005	10,516	4,050
5.05% - 6.40%	2006	5,062	1,559
5.36% - 6.95%	2007	5,624	5,020
3.11% - 7.17%	Thereafter	229,577	208,024
		$276,276	**$258,850**
Weighted-average interest rate		5.63%	6.02%

NOTE H - FEDERAL INCOME TAXES

A reconciliation of the effective tax rate to the federal statutory rate is summarized as follows:

	2002	2001	2000
		(In thousands)	
Federal income taxes computed at the expected statutory rate	$5,082	$4,253	$3,925
Increase (decrease) in taxes resulting from:			
Amortization of goodwill	-	51	51
Nontaxable dividend and interest income	(33)	(6)	(4)
Increase in cash surrender value of life insurance – net	(274)	(105)	(89)
Nondeductible expenses	36	29	27
Refunds of prior year taxes	-	(309)	-
Other	(9)	(22)	(62)
Federal income tax provision per consolidated financial statements	**$4,802**	**$3,891**	**$3,848**



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE H - FEDERAL INCOME TAXES (continued)

The components of the Corporation's net deferred tax liability at December 31 are as follows:

Taxes (payable) refundable on temporary differences at statutory rate:	**2002**	**2001**
	(In thousands)	
Deferred tax liabilities:		
FHLB stock dividends	$(2,905)	$(2,396)
Mortgage servicing rights	(2,043)	(1,593)
Percentage of earnings bad debt deduction	(112)	(226)
Book versus tax depreciation	(528)	(525)
Original issue discount	(1,156)	(105)
Purchase price adjustments	(109)	-
Other liabilities, net	(25)	(49)
Unrealized gains on securities designated as available for sale	(1,081)	(56)
Total deferred tax liabilities	(7,959)	(4,950)
Deferred tax assets:		
General loan loss allowance	1,867	1,447
Deferred income	363	68
Deferred compensation	282	457
Purchase accounting adjustments	-	219
Other assets	9	-
Total deferred tax assets	2,521	2,191
Net deferred tax liability	**$(5,438)**	**$(2,759)**

For years prior to 1996, the Bank was allowed a special bad debt deduction generally limited to 8% of otherwise taxable income, subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts that qualified as deductions for federal income taxes are later used for purposes other than for bad debt losses, including distributions in liquidation, such distributions will be subject to federal income taxes at the then current corporate income tax rate. The percentage of earnings bad debt deduction had accumulated to approximately $12.4 million as of December 31, 2002. The amount of the unrecognized deferred tax liability relating to the cumulative bad debt deduction was approximately $4.1 million at December 31, 2002.

The Bank is required to recapture as taxable income approximately $1.9 million of its bad debt reserve, which represents post-1987 additions to the reserve, and is unable to utilize the percentage of earnings method to compute the reserve in the future. The Bank has provided deferred taxes for this amount and is amortizing the recapture of the bad debt reserve into taxable income over a six year period, which commenced in 1998.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE I - COMMITMENTS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers, including commitments to extend credit. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statement of financial condition. The contract or notional amounts of the commitments reflect the extent of the Bank's involvement in such financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as those utilized for on-balance-sheet instruments.

At December 31, 2002, the Bank had outstanding commitments to originate and purchase fixed-rate loans of approximately $8.7 million and adjustable-rate loans of approximately $1.9 million. Additionally, the Bank had unused lines of credit under home equity and other loans of $52.1 million at December 31, 2002, and stand by letters of credit of $167,000. Management believes that all loan commitments are able to be funded through cash flow from operations and existing liquidity. Fees received in connection with these commitments have not been recognized in earnings.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral on loans may vary but the preponderance of loans granted generally include a mortgage interest in real estate as security.

The Corporation has entered into lease agreements for office premises and equipment under operating leases which expire at various dates through 2010. The following table summarizes minimum payments due under lease agreements by year:

Year ending December 31,	(In thousands)
2003	$159
2004	89
2005	52
2006	27
2007 and thereafter	345
	$672

Total rental expense under operating leases was approximately $251,000, $257,000 and $260,000 for the years ended December 31, 2002, 2001 and 2000, respectively.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE J - REGULATORY CAPITAL

Advantage Bank is subject to the regulatory capital requirements of the Federal Deposit Insurance Corporation (the "FDIC"). Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The FDIC has adopted risk-based capital ratio guidelines to which Advantage is subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations. Risk-based capital ratios are determined by allocating assets and specified off-balance sheet commitments to four risk-weighting categories, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide the capital into two tiers. The first tier ("Tier 1") includes common equity, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and certain other intangible assets (except mortgage servicing rights and purchased credit card relationships, subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatory convertible securities, certain hybrid capital instruments, term subordinated debt and the allowance for loan losses, subject to certain limitations, less required deductions. Savings banks are required to maintain a total risk-based capital ratio of 8%, of which 4% must be Tier 1 capital. The FDIC may, however, set higher capital requirements when particular circumstances warrant. Savings banks experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

During 2002, management was notified by the FDIC that Advantage was categorized as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized" Advantage must maintain minimum capital ratios as set forth in the table that follows.

As of December 31, 2002, management believes that the Bank met all capital adequacy requirements to which it was subject.

	As of December 31, 2002					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$81,269	12.7%	≥$51,067	≥8.0%	≥$63,834	≥10.0%
Tier I capital (to risk-weighted assets)	$75,779	11.9%	≥$25,533	≥4.0%	≥$38,300	≥ 6.0%
Tier I leverage	$75,779	7.2%	≥$42,365	≥4.0%	≥$52,956	≥ 5.0%



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE J - REGULATORY CAPITAL (continued)

	As of December 31, 2001					
	Actual		For capital adequacy purposes		To be "well-capitalized" under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
Total capital (to risk-weighted assets)	$88,017	12.5%	≥$56,346	≥8.0%	≥$70,433	≥10.0%
Tier I capital (to risk-weighted assets)	$83,761	11.9%	≥$28,173	≥4.0%	≥$42,260	≥ 6.0%
Tier I leverage	$83,761	7.6%	≥$43,868	≥4.0%	≥$54,835	≥ 5.0%

The Corporation's management believes that, under the current regulatory capital regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Corporation, such as increased interest rates or a downturn in the economy in the Bank's market areas, could adversely affect future earnings and, consequently, the ability to meet future minimum regulatory capital requirements.

NOTE K - BENEFIT PLANS

The Corporation has a non-contributory retirement plan which provides benefits to certain key officers. The Corporation's obligations under the plan have been provided for via the purchase of single premium key man life insurance of which the Corporation is the beneficiary. The Corporation recorded expense related to the plan totaling approximately $296,000, $73,000 and $67,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

The Corporation also has a 401(k) Salary Savings Plan covering substantially all employees. Contributions by the employees are voluntary and are subject to matching contributions by the employer under a fixed percentage, which may be increased at the discretion of the Board of Directors. Total expense under this plan was $328,000, $385,000 and $334,000 for the years ended December 31, 2002, 2001 and 2000, respectively.



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION

The following condensed financial statements summarize the financial position of the Corporation as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years ended December 31, 2002, 2001 and 2000:

CAMCO FINANCIAL CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31,
(In thousands)

	2002	2001
ASSETS		
Cash in Bank subsidiary	$ 333	$ 271
Interest-bearing deposits in other financial institutions	14,981	7,584
Investment securities designated as available for sale	322	305
Investment in Bank subsidiary	81,437	87,251
Investment in title agency subsidiary	831	1,100
Office premises and equipment - net	1,425	1,786
Cash surrender value of life insurance	1,103	1,054
Prepaid expenses and other assets	-	1,946
Total assets	**$100,432**	**$101,297**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and other accrued liabilities	$ 472	$ 4,812
Dividends payable	1,046	962
Accrued federal income taxes	296	337
Deferred federal income taxes	17	15
Total liabilities	1,831	6,126
Stockholders' equity		
Common stock	8,311	8,137
Additional paid-in capital	54,063	51,722
Retained earnings - substantially restricted	42,497	36,621
Unrealized gains on securities designated as available for sale, net of related tax effects	2,098	107
Treasury stock, at cost	(8,368)	(1,416)
Total stockholders' equity	98,601	95,171
Total liabilities and stockholders' equity	**$100,432**	**$101,297**



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

CAMCO FINANCIAL CORPORATION
STATEMENTS OF EARNINGS
Year ended December 31,
(In thousands)

	2002	2001	2000
Income			
Dividends from the Bank	$18,006	$9,615	$6,950
Dividends from title agency subsidiary	750	-	-
Interest and other income	146	173	159
(Excess distribution from) undistributed net earnings of the Bank	(7,643)	(306)	1,836
(Excess distribution from) undistributed earnings of the title agency subsidiary	(270)	406	113
Total income	10,989	9,888	9,058
General, administrative and other expense	1,451	2,237	2,092
Earnings before federal income tax credits	9,538	7,651	6,966
Federal income tax credits	(467)	(893)	(686)
Net earnings	$10,005	$8,544	$7,652



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE L - CAMCO FINANCIAL CORPORATION CONDENSED FINANCIAL INFORMATION (continued)

CAMCO FINANCIAL CORPORATION
STATEMENTS OF CASH FLOWS
Year ended December 31,
(In thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net earnings for the year	$10,005	$ 8,544	$7,652
Adjustments to reconcile net earnings to net cash flows provided by (used in) operating activities:			
Excess distribution from (undistributed net earnings of) Bank subsidiary	7,643	306	(1,836)
Excess distribution from (undistributed net earnings of) title agency subsidiary	270	(406)	(113)
Depreciation and amortization	112	125	87
Increase (decrease) in cash due to changes in:			
Prepaid expenses and other assets	1,946	(1,710)	421
Accounts payable and other liabilities	(4,340)	4,431	351
Accrued federal income taxes	(41)	(40)	187
Deferred federal income taxes	25	51	(15)
Other - net	-	14	(22)
Net cash provided by operating activities	15,620	11,315	6,712
Cash flows from investing activities:			
Purchase of investment securities	(102)	-	(17)
Proceeds from redemption of available for sale securities	17	-	-
Net increase in cash surrender value of life insurance	(49)	(49)	(48)
Purchase of office premises and equipment	(98)	(381)	(374)
Proceeds from sale of office premises and equipment	347	247	-
Increase in interest-bearing deposits in other financial institutions	(7,397)	(6,209)	(758)
Purchase of Westwood Homestead Financial Corporation - net	-	-	(1,879)
Purchase of Columbia Financial of Kentucky, Inc. - net	-	(3,000)	-
Net cash used in investing activities	(7,282)	(9,392)	(3,076)
Cash flows from financing activities:			
Stock options exercised	2,083	1,262	8
Dividends paid	(4,045)	(3,476)	(3,327)
Purchase of treasury shares	(6,314)	-	-
Net cash used in financing activities	(8,276)	(2,214)	(3,319)
Net increase (decrease) in cash and cash equivalents	62	(291)	317
Cash and cash equivalents at beginning of year	271	562	245
Cash and cash equivalents at end of year	$ 333	$ 271	$ 562



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE M - RESTRUCTURING CHARGE

In June 2001, Camco recorded a restructuring charge related to the consolidation of its banking subsidiaries' charters. The restructuring charge was recorded to accrue for termination of 22 accounting and loan servicing employees and disbanding local boards of directors. Through December 31, 2002, fourteen of the identified employees had been terminated. The remaining employees either terminated prior to the consolidation of the banking subsidiaries or transferred to other departments. The following table summarizes activity related to the restructuring charge:

	Employee compensation and benefits	Occupancy and equipment	Other operating	Total
		(In thousands)		
Original restructuring charge	$643	$150	$295	$1,088
Restructuring charge reversed in 2001	(14)	(56)	(68)	(138)
Net restructuring charge	629	94	227	950
Payments	(388)	(94)	(227)	(709)
Remaining accrued restructuring charge at December 31, 2001	241	-	-	241
Payments	(109)	-	-	(109)
Restructuring charge reversed in 2002	(112)	-	-	(112)
Accrued restructuring charge at December 31, 2002	$ 20	$-	$-	$ 20

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following table summarizes the Corporation's quarterly results for the years ended December 31, 2002 and 2001.

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2002:	(In thousands, except per share data)			
Total interest income	$ 16,879	$ 17,049	$16,461	$15,613
Total interest expense	10,266	9,725	9,528	9,037
Net interest income	6,613	7,324	6,933	6,576
Provision for losses on loans	207	207	338	417
Other income	2,253	2,104	2,684	3,059
General, administrative and other expense	5,139	5,573	5,559	5,299
Earnings before income taxes	3,520	3,648	3,720	3,919
Federal income taxes	1,145	1,178	1,190	1,289
Net earnings	$ 2,375	$ 2,470	$ 2,530	$ 2,630
Earnings per share:				
Basic	$0.30	$0.31	$0.32	$0.34
Diluted	$0.29	$0.31	$0.32	$0.33



Notes to Consolidated Financial Statements (Continued)

December 31, 2002, 2001 and 2000

NOTE N - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED) (continued)

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2001:	(In thousands, except per share data)			
Total interest income	$19,440	$19,030	$18,083	$17,819
Total interest expense	12,748	12,451	11,821	11,413
Net interest income	6,692	6,579	6,262	6,406
Provision for losses on loans	156	150	152	301
Other income	1,407	1,496	1,920	2,330
General, administrative and other expense	4,717	5,798	4,556	4,827
Earnings before income taxes	3,226	2,127	3,474	3,608
Federal income taxes	1,090	593	1,122	1,086
Net earnings	$ 2,136	$ 1,534	$ 2,352	$ 2,522
Earnings per share:				
Basic	$.31	$.22	$.34	$.33
Diluted	$.30	$.22	$.34	$.33



Shareholder Information

Questions or Information

Questions or inquiries regarding Camco Financial Corporation should be directed to:

Richard C. Baylor, President/CEO
Camco Financial Corporation
6901 Glenn Highway
Cambridge, Ohio 43725
740/435-2020
E-mail: schorey@camco.cc

Transfer Agent and Registrar

Communications regarding change of address, transfer of shares, lost certificates and dividends should be directed to:

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800/368-5948

Annual Report on Form 10-K

The Camco Financial Corporation Annual Report on Form 10-K filed with the Securities and Exchange Commission and the Code of Ethics will be available free of charge upon written request directed to:

Camco Financial Corporation
Mrs. Anita Frencik
Assistant to the Chairman
6901 Glenn Highway
Cambridge, Ohio 43725
740/435-2020

Annual Meeting

Stockholders are cordially invited to attend the Annual Meeting of Stockholders of Camco Financial Corporation which will be held on Tuesday, April 22, 2003 at 3:00 PM Eastern Daylight Time at the Corporate Headquarters, 6901 Glenn Highway, Cambridge, Ohio.

Nasdaq Symbol - CAFI

Internet Home Page Address

http://www.camcofinancial.com

Camco's Dividend Reinvestment Plan

Camco has arranged with its registrar and transfer agent, Registrar and Transfer Company, to offer record holders of Camco common stock an opportunity to participate in Camco's Dividend Reinvestment Plan which includes a Voluntary Cash Contribution Feature (the "Plan").

The Plan provides a flexible and convenient way to increase your ownership in Camco through the investment of either part or all of your dividends in shares of Camco common stock or through optional cash purchases of shares of Camco common stock.

If your shares in Camco common stock are not held in your name but are held by a broker or nominee and you wish to participate in the Plan, the ownership of your shares must be transferred into your name. Your broker or nominee will have to make such a transfer on your behalf before you may complete the Authorization Card to enroll in the Plan. You may request an Authorization Card by contacting Camco at 6901 Glenn Highway, Cambridge, Ohio 43725.

Your participation in the dividend reinvestment portion of the Plan will begin with the next cash dividend payable after receipt of your completed Authorization Card, provided it is received at least five (5) days before the record date for the dividend. Voluntary cash contributions can be made immediately upon Registrar and Transfer Company's receipt of your completed Authorization Card.

You may withdraw from the Plan and rejoin at a later time as long as you are a Camco stockholder.



Notes





Camco
Financial Corporation
6901 Glenn Highway,
Cambridge, Ohio 43725